FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ Nicole Copley Nicole Copley

Dated:   September 8, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

September 08, 2005	NEWS RELEASE 05-17	MAE - TSX MNG-AMEX

Miramar Extends Naartok Zone at Madrid Deposit at Hope Bay
 — More Broad Mineralized Zones with Good Gold Grade Identified including 55.8 g/t over 8.3m —

VANCOUVER — Miramar Mining Corporation today announced more encouraging exploration results from the Naartok area of the Madrid deposit on its 100% controlled Hope Bay Project in Nunavut.

The Madrid deposit is one of three known gold districts that comprise the Hope Bay Project to date. At year end 2004, Madrid contained considerable resources in an identified 11km long deformation zone. The northern 2km of the deformation zone was estimated to contain an indicated resource of 838,000oz of gold at a grade of 5.5 g/t with an additional 2.6 million oz of gold at a grade of 5.4g/t in the inferred category. The drilling in the Hope Bay 2005 winter and summer campaigns is not included in the numbers above and is expected to increase the size of these resources.

Drilling for the summer program began in July and to date 32 holes totalling 8,013 meters have been completed at Madrid, where three core drills continue to expand the mineralization. The principal objective of this program is to confirm and expand the wide, high-grade mineralization identified in drill hole 05PMD328, which intercepted 11.5g/t gold over 66.5m at a depth of approximately 275m below surface. Hole 05PMD328 was a 100m step out from a 2004 hole (04PMD274) that intercepted 9.8g/t over 64.2m. An additional drill is testing priority regional gold targets along the rest of Madrid trend. The largest portion of the drilling at Naartok was directed toward expansion of the resource where it has successfully extended the Naartok East deposit to the North a further 200 meters and mineralization remains open along these trends. The campaign also included a smaller initiative to test narrow high grade quartz veins in the hanging wall area, to determine if this area could have an impact on ongoing resource studies and on the economics of conceptualized open pit scenarios. Drilling on these high grade veins returned mixed results indicating the veins tend to have limited extent.

Naartok Drill Results
Drill hole	From (m)	To (m)	Intercept (m)*	Gold Grade (g/t)

05PMD291	7.0	26.0	19.0	7.2
Including	7.0	14.0	7.0	17.2

05PMD343	410.8	419.1	8.3	55.8

05PMD347	11.0	23.5	11.5	9.7

05PMD350	19.0	23.5	4.5	17.6
And	31.0	33.5	2.5	12.1

05PMD353	468.0	476.8	8.8	7.4

05PMD359	114.0	116.0	2.0	68.1

05PMD368	223.0	266.0	43.0	6.0
Including	223.0	237.0	14.0	9.2

* Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

“We are delighted with the exploration success at the Madrid deposit this year. The expansion of the widest, highest grade portion of the deposit is very exciting and has resulted in the company evaluating different alternatives for the second phase of development on the Belt,” said Tony Walsh, “Results to date continue to demonstrate that there is excellent potential to add to the substantial resources already defined at Madrid. This style of mineralization is favourable for the development of very significant gold deposits and is Miramar’s most exciting and prospective target within the Hope Bay belt.” Mineralization at Madrid consists of disseminated replacement style sulphide and gold mineralization analogous to a number of major gold producing districts in Eastern Canada.

Doris North Permitting Update

The Nunavut Impact review Board (NIRB) held technical meetings on August 23 – 25, 2005 to review the draft Environmental Impact Statement for the Doris North Project. The meetings provided the interveners in the permitting process with the opportunity to provide feedback to Miramar for the preparation of the Final Environmental Impact Statement (FEIS). NIRB will issue a direction to the Company for the preparation of the FEIS. The Company believes that the technical meetings were very productive and that it will be able to satisfactorily address all issues in a FEIS to be submitted in mid-October.

Technical Information

Summer Program

Naartok Area Infill and Expansion Drilling

Approximately 6,020 meters of drilling has been completed in 17 holes. This objective of this drilling was to find the extension to mineralization encountered in the winter 2005 drilling as well as drill some limited infill holes to establish sufficient density to include this new mineralization into a new resource calculation. Drilling at depth has been able to extend the current limits of mineralization a further 200 meters north of hole 05PMD328, a vertical depth of approximately 300meters. Drilling has also extended mineralization a further 100 meters north in the area of hole 05PMD258 at a vertical depth of 200 meters. Drilling is continuing with three core drills to further extend this mineralization and complete selected infill drill holes for upcoming resource calculations. Highlights from the current program of drilling include hole 05PMD343 which returned 8.3 meters grading 55.8 g/t gold and hole 05PMD368 which returned 43.0m grading 6.0 g/t gold including a 14.0 meter interval grading 9.2 g/t gold. As part of a detailed review of near surface targets additional sampling in hole 05PMD291 returned 7.0 meters grading 17.2 g/t gold.

Naartok Exploration and Vein Targets

Approximately 1,993 meters of drilling has been completed in 15 holes. This drilling focused on selected high potential targets in the Naartok area but currently outside any resource intervals. Targets tested include a series of narrow highgrade veins which returned localized high grades over generally narrow widths. These vein sets occur in the hanging wall rocks at Naartok and were drilled to determine if they could have an impact on ongoing resource studies, and on the economics of conceptualized open pit scenarios.

Geological interpretation is ongoing and early indications are the veins may have only limited strike lengths. Better results include hole 05PMD350 which returned 4.5 meters grading 17.6 g/t gold and hole 05PMD359 which returned 2.0 meters grading 68.1 g/t gold. Drill testing in the Spur area, 400 meters east of Naartok East, failed to encounter any significant gold mineralization. One core drill continues to test targets outlined by a recent IP survey completed north of Naartok.

Regional Exploration Program

Work is continuing in a number of areas of the Hope Bay belt in order to meet the assessment work requirements of these areas, with the objective of better understanding the regional geologic setting of these largely unexplored portions of the Hope Bay belt, and their potential prospectively for hosting new gold deposits. Drilling of selected priority targets has commenced. Approximately 1700 meters are planned on these targets in 2005.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar’s goal is then to extend and expand production levels by developing through phase 2 & 3, the rest of Doris, Boston and eventually Madrid.

In parallel with these activities, Miramar intends to continue the exploration programs at Hope Bay to discover new deposits to contribute to a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Any production on the belt is subject to successful completion of permitting procedures, production financing. Any options for production from Doris Central, Madrid or Boston would be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex in North Vancouver.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the 2005 work program, proposed feasibility studies and production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)" does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

        This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780 Email:  info@miramarmining.com

Hole-ID	Area	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
05PMD291		7.0	26.0	19.0	7.2
Including		7.0	14.0	7.0	17.2

05PMD342A		440.7	445.9	5.2	2.5
And		514.4	520.0	5.6	1.9

05PMD343		392.6	401.0	8.4	3.3
Including		396.5	397.7	1.2	11.7
And		409.3	420.5	11.2	41.3
Including		410.8	419.0	8.2	55.8
And		431.0	434.0	3.0	2.7

05PMD344				No Significant Assays

05PMD345		58.0	59.0	1.0	5.5
And		73.5	77.5	4.0	3.2
Including		73.5	74.5	1.0	7.6

05PMD346				No Significant Assays

05PMD347		78.5	79.8	1.3	134.7

05PMD348				No Significant Assays

05PMD349		316.0	316.8	0.8	6.0

05PMD350		11.0	23.5	12.5	9.7
Including		11.0	12.0	1.0	29.1
Including		19.0	23.5	4.5	17.6
And		28.0	50.0	22.0	3.7
Including		31.0	33.5	2.5	12.1
Including		36.5	38.0	1.5	5.7
Including		44.0	45.4	1.4	10.6

05PMD351		17.2	28.5	11.3	6.9

Including	17.2	18.5	1.3	9.6
Including	25.5	26.5	1.0	39.2

05PMD352			No Significant Assays

05PMD353	426.2	443.0	16.8	3.5
Including	426.9	429.0	2.1	5.8
Including	432.6	434.1	1.5	8.0
And	450.1	458.0	7.9	2.6
Including	450.1	451.0	0.9	9.4
Including	457.0	458.0	1.0	5.5
And	468.0	481.6	13.6	5.5
Including	468.0	476.8	8.8	7.4

05PMD354A	423.0	433.0	10.0	2.5
And	443.0	445.8	2.8	2.5

05PMD355			No Significant Assays

05PMD356			No Significant Assays

05PMD357	271.0	276.5	5.5	1.8
And	287.5	288.0	0.5	4.6

05PMD358	11.0	19.0	8.0	2.7
Including	15.0	19.0	4.0	4.0

05PMD359	114.0	116.0	2.0	68.1
And	120.2	120.7	0.7	81.7
And	129.0	131.3	2.3	8.6
And	135.9	137.5	1.6	2.6

05PMD360	199.0	200.0	1.0	3.3
And	235.3	246.0	10.7	1.4

05PMD361	96.8	98.0	1.2	15.1

05PMD362	256.2	260.0	3.8	2.3

And	263.0	265.0	2.0	1.9
And	301.0	302.6	1.6	2.6

05PMD363	296.5	299.4	2.9	0.8
And	371.2	372.2	1.0	2.0
And	433.0	441.2	8.2	2.6
And	445.7	450.2	4.5	2.1
And	453.2	485.7	32.5	1.8
Including	473.7	475.2	1.5	5.1
And	494.7	497.7	3.0	2.4

05PMD364A	447.7	448.4	0.7	3.0
And	493.9	495.0	1.1	5.6
And	507.0	520.5	13.5	3.3
Including	513.0	514.5	1.5	15.5
And	523.5	541.5	18.0	4.5
Including	526.5	528.0	1.5	6.3
Including	531.0	538.5	7.5	7.1
And	544.5	561.0	16.5	6.6
Including	544.5	546.0	1.5	11.0
Including	549.0	555.0	6.0	9.6
Including	559.5	561.0	1.5	9.2
And	615.0	620.0	5.0	1.3

05PMD365			No Significant Assays

05PMD366	124.2	131.0	6.8	2.3
Including	129.5	131.0	1.5	5.2
And	205.5	211.0	5.5	1.7

05PMD367	324.6	326.1	1.5	1.8
And	385.5	391.5	6.0	3.9
Including	390.0	391.5	1.5	5.6
And	396.0	400.5	4.5	1.3
And	438.0	439.5	1.5	1.6
And	463.5	465.0	1.5	1.8
And	475.5	478.5	3.0	3.2

And	521.0	522.5	1.5	3.2

05PMD368	168.0	168.8	0.8	2.4
And	223.0	266.0	43.0	6.0
Including	223.0	237.0	14.0	9.2
Including	245.0	247.0	2.0	7.7
Including	250.0	263.0	13.0	6.7
And	275.0	276.5	1.5	2.1

B
B'
S
N
0m
100m
300m
05PMD301
1.3g/t over 3.6m
05PMD305
11.0g/t over 7.7m
05PMD307
2.9g/t over 9.7m
05PMD341
3.2g/t over 9.5m
05PMD310
3.0g/t over 19.0m
05PMD340
3.3g/t over 1.5m
05PMD314
2.9g/t over 11.5m
05PMD323
2.6g/t over 2.0m
05PMD318
1.9g/t over 4.9m
05PMD325
2.5g/t over 10.8m
05PMD329
nsi
05PMD302
3.4g/t over 2.5m
05PMD309
5.6g/t over 27.8m
05PMD306
6.6g/t over 2.0m
05PMD313
3.7g/t over 29.7m
05PMD322
3.9g/t over 1.0m
05PMD319
4.2g/t over 5.9m
05PMD327
4.3g/t over 4.0m
05PMD360
1.4g/t over 10.7m
04PMD264
5.8g/t over 11.3m
05PMD317
10.4g/t over 1.9m
05PMD334
2.6g/t over 13.5m
05PMD372
assays pending
05PMD332
nsi
05PMD331
8.5g/t over 17.6m
Miramar Hope Bay Ltd.
Naartok East
Longitudinal
Total Mineralization
September 8, 2005
05PMD326A
3.3g/t over 5.3m
05PMD315
4.7g/t over 9.9m
05PMD369
assays pending
05PMD333
nsi
04PMD243
nsi
04PMD258
7.8g/t over 35.8m
05PMD368
6.0g/t over 43.0m
05PMD362
2.3g/t over 3.8m
>100g/t*m contour
50-100g/t*m contour
20-50g/t*m contour
0-20g/t*m contour
overburden
Below extent of drilling
Proposed Pierce Points
2005 Pierce Point
2004 Pierce Point
Pre-2004 Pierce Point
*nsi (no significant intercept)
04PMD266
1.4g/t over 7.9m
05PMD304
6.3g/t over 38.0m
04PMD260
3.4g/t over 31.8m
05PMD320
2.6g/t over 25.5m
05PMD330
26.0g/t over 1.0m
05PMD324
14.1g/t over 4.0m
04PMD268
4.4g/t over 12.7m
04PMD246
5.9g/t over 21.3m
05PMD336
5.4g/t over 9.4m
04PMD269
3.2g/t over 28.1m
04PMD270
5.2g/t over 19.5m
04PMD274
9.8g/t over 64.2m
0m
100m
05PMD328
11.5g/t over 66.5m
05PMD370
assays pending
04PMD278
10.2g/t over 17.0m
05PMD343
55.8g/t over 8.3m
04PMD283
6.8g/t over 7.1m
04PMD262
6.4g/t over 30.7m
05PMD353
7.4g/t over 8.8m
04PMD276
24.8g/t over 2.3m
05PMD354A
2.5g/t over 10.0m
05PMD363
1.8g/t over 32.5m
05PMD342A
2.5g/t over 5.2m
04PMD286
1.7g/t over 13.0m
05PMD367
3.9g/t over 6.0m
04PMD281A
10.1g/t over 6.1m
04PMD285
47.4g/t over 0.6m
05PMD364A
5.1g/t over 13.5m
OPEN
OPEN
*Only selected intercepts reported